Filed by Sesen Bio, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934

Subject Company: Sesen Bio, Inc.
Commission File No.: 001-36296

Sesen Bio Files Definitive Proxy Statement and Mails Letter to Stockholders in Connection with Pending Merger with Carisma Therapeutics

Schedules March 2, 2023, Special Meeting of Stockholders to Vote on Merger

Launches www.SesenBioandCarisma.com, Providing Additional Information for Stockholders

CAMBRIDGE, Mass.– January 19, 2023 – Sesen Bio, Inc. (Nasdaq: SESN) today announced that it has filed definitive proxy materials with the U.S. Securities and Exchange Commission in connection with the Company’s pending merger with Carisma Therapeutics Inc. (Carisma), a privately held, clinical stage biopharmaceutical company focused on discovering and developing innovative immunotherapies. Sesen Bio will commence mailing the definitive proxy statement / prospectus to its stockholders on or about January 24, 2023.

The special meeting of stockholders will be held exclusively via live webcast on March 2, 2023, at 10:00 a.m. Eastern Time. Sesen Bio Stockholders of record as of January 17, 2023 will be entitled to vote at the meeting.

The Sesen Bio Board recommends that stockholders vote “FOR” each of the proposals listed on the WHITE proxy card enclosed with the definitive proxy statement / prospectus.

In addition to the definitive proxy statement / prospectus, Sesen Bio has also mailed a letter to the Company’s stockholders. The full text of the letter being mailed to stockholders follows:

Dear Fellow Stockholder,

Sesen Bio’s Board of Directors and management team are focused on enhancing value for all Sesen Bio stockholders. The Sesen Bio Board of Directors unanimously believes the pending merger with Carisma Therapeutics is the most value maximizing option available for Sesen Bio stockholders. Here’s why:

1.	Substantial Upfront Cash: The pending merger accelerates the return of direct and immediate cash value through an expected special one-time cash dividend of approximately $70 million, or $0.34 per share[1]. This dividend is contingent upon closing and represents the cash available in excess of the minimum cash needed to fund the combined company operations.

2.	Cutting-Edge Immunotherapy Platform with Upside Opportunity: Stockholders immediately benefit from owning a 25.2% stake, or $0.40 per share[2], in the $357 million[3] combined company, with potential for significant long-term upside. Carisma’s:

•	Proprietary CAR-M platform is an entirely novel immunotherapy approach that has the potential to change the way cancer and other serious diseases are treated;

1 Based on basic outstanding shares including unvested RSUs.

2 Based on pro forma fully diluted post-close combined company shares outstanding.

3 Reflects pro forma company value including stated valuation for Sesen Bio, Carisma, and fully diluted value of the Moderna convertible note.

•	First-of-its-kind technology is believed to be the only one with demonstrated proof of mechanism and safety data in clinical trials;
•	Strong backing by established investors and strategic partners includes Moderna, Novartis, AbbVie and Merck; and
•	Upcoming catalysts and developmental milestones across its clinical programs over the next 18 months provide significant upside opportunity.

3.	Additional Potential Cash Upside via a Contingent Value Right: Stockholders will also benefit from any potential proceeds from any sale of Sesen Bio’s legacy assets (including Vicineum) and from the potential $30 million milestone payment, or $0.14 per share[4], under the Roche Asset Purchase Agreement.

4.	Comprehensive Evaluation of Strategic Alternatives to Maximize Stockholder Value: This attractive transaction is the result of a robust process conducted by the Sesen Bio Board of Directors and management team (with the assistance of independent financial and legal advisors), which included:

•	A four-month comprehensive review of strategic alternatives;
•	Thorough evaluation of a merger, sale of assets, resumption of R&D and dissolution and liquidation of assets and wind-down of Sesen Bio;
•	Outreach to over 100 companies which resulted in 42 bids; and
•	Extensive negotiations with Carisma to maximize value in an agreed upon combination.

Beginning in April of 2022, the Sesen Bio Board of Directors and management team conducted an extensive review of strategic alternatives. Based on this review, the Sesen Bio Board of Directors unanimously agreed that the pending merger with Carisma maximized stockholder value over other strategic alternatives, including a potential Nasdaq delisting in January 2023 followed by a dissolution of the company and a liquidation of assets – a path with an inferior distribution of cash, additional risk from needing to satisfy contingent liabilities and a prolonged timeline leading to additional cash burn. The Board remains fully committed to the pending merger with Carisma, which it continues to believe maximizes value for all stockholders.

The Sesen Bio Board of Directors would like to take this opportunity to clarify a number of supposed issues surrounding this transaction, so that stockholders can more accurately evaluate the pending merger.

Did Sesen Bio negotiate to fully maximize the value to stockholders in this transaction?

Yes. The pending merger with Carisma is the result of a comprehensive strategic review process with bids from 42 different companies, as well as extensive negotiations with Carisma. Further, following the announcement of the pending transaction in September 2022, Sesen Bio has engaged extensively with its stockholders and Carisma to explore ways to deliver significant value in connection with the pending transaction. Based on feedback from Sesen Bio stockholders, in December 2022, Sesen Bio and Carisma agreed to amend the merger agreement to do just that:

•	Increased expected special cash dividend to be paid to Sesen Bio stockholders from the previously stated up to $25 million to an expected approximate $70 million, representing the amount of excess cash Sesen Bio will have available after meeting a required net cash minimum of $75 million; and

4 Based on basic outstanding shares including unvested RSUs.

•	Expanded the CVR to include potential proceeds from any sale of Sesen Bio’s legacy assets, including Vicineum.

The increased expected special cash dividend and expanded CVR, coupled with an ownership position in a combined company poised for significant long-term upside, is expected to deliver an implied total value of $0.88 per share5 that could otherwise not be achieved.

Could Sesen Bio dividend its remaining cash as suggested by the Investor Group and then find another alternative (i.e., dissolve the Company)?

No. Sesen Bio and Carisma and their respective advisors have engaged extensively with Bradley Radoff and Michael Torok and their affiliates (collectively, the “Investor Group”) in an attempt to reach an amicable resolution regarding the pending merger. Despite Sesen Bio’s best efforts to be flexible and transparent, the Investor Group has increased its opportunistic position in Sesen Bio stock and remains focused on an unfeasible distribution scenario with inaccurate assumptions that would leave considerable stockholder value on the table.

Without the pending merger with Carisma, the most likely and feasible path would be an exchange delisting (as previously publicly communicated) followed by a dissolution of the Company and a liquidation of assets.

The Investor Group has not considered or has chosen to ignore these facts. In a more realistic orderly dissolution and liquidation scenario – which would come with significant expense, delay and uncertainty – only approximately 60%-90%6 of Sesen Bio’s cash balance, or approximately $0.40-$0.60 per share7, would be available for an initial distribution to stockholders, and that could take up to six months or more after an additional stockholder vote to approve the dissolution and liquidation. The remaining amount would fund the wind-down of operations and the reserves for current, potential future and unknown liabilities, which could take up to three years to fully settle.

Is Carisma the best merger candidate for Sesen Bio?

Yes. The Sesen Bio Board of Directors, in consultation with its financial and legal advisors, carefully evaluated 42 bids over several months before determining that a transaction with Carisma was the most value maximizing opportunity.

•	Carisma is revolutionizing the field of immunotherapy with cutting-edge technology to develop first-of-their-kind engineered macrophages.
•	CAR-M technology has the potential to address a large patient population with broad applicability across multiple types of solid tumors, including non-oncology applications such as liver fibrosis and autoimmune and neurodegenerative disease indications.

5 Amounts reflect potential payments in the future and have not been discounted.

6 Based on precedent liquidation processes and company projections of potential liabilities and operating expenses.

7 Assumes stockholder approval of liquidation in 2Q 2023 and a cash balance of approximately $140 million.

•	Carisma’s strategic collaboration with Moderna will fully fund R&D of innovative potential cancer therapies and provides potentially significant downstream economics in the form of development, regulatory and commercial milestones, in addition to royalty payments.

Furthermore, the combined company will be led by Carisma’s experienced Board and management team, which has strong investor support including from AbbVie, Moderna, Wellington and TPG:

•	CEO Steven Kelly was recently named Ernst & Young Entrepreneur of the Year 2022 Greater Philadelphia, an award that recognizes the most ambitious leaders who are building and sustaining successful, dynamic businesses around the world.
•	Co-founder and Chief Scientific Officer Dr. Michael Klichinsky co-invented the technology at the University of Pennsylvania.

The Sesen Bio Board of Directors unanimously urges you to vote FOR the pending merger TODAY to ensure you receive the maximum value of your shares.

The Sesen Bio Board of Directors unanimously recommends stockholders vote “FOR”:

•	Proposal No. 1: Approval, for purposes of Nasdaq Listing Rule 5635(a) and (b), of the issuance of shares of Sesen Bio common stock to Carisma stockholders pursuant to the terms of the Merger Agreement and the change of control of Sesen Bio resulting from the merger
•	Proposal No. 2: Approval of an amendment to the Sesen Bio Certificate of Incorporation to effect the reverse stock split and reduce the number of authorized shares of Sesen Bio common stock
•	Proposal No. 3: Approval of an amendment and restatement of the 2014 Incentive Plan
•	Proposal No. 4: Approval of an amendment to the 2014 ESPP
•	Proposal No. 5: Approval of an adjournment of the Sesen Bio special meeting, if necessary, to solicit additional proxies

The pending merger is expected to close in the first quarter of 2023, subject to approval by Sesen Bio’s stockholders and other customary closing conditions.

Sesen Bio’s definitive proxy statement / prospectus and other materials regarding the pending merger can be found at www.SesenBioandCarisma.com.

Sesen Bio stockholders who need assistance voting or have questions regarding the Sesen Bio special meeting may contact Sesen Bio’s proxy solicitor, MacKenzie Partners, toll-free at 1-800-322-2885 or email at proxy@mackenziepartners.com.

SVB Securities is acting as exclusive financial advisor to Sesen Bio for the transaction and Hogan Lovells US LLP is serving as its legal counsel.

About Sesen Bio

Sesen Bio, Inc. is a late-stage clinical company that was previously focused on targeted fusion protein therapeutics for the treatment of patients with cancer. Sesen Bio’s most advanced product candidate, Vicineum™, also known as VB4-845, is a locally-administered targeted fusion protein composed of an anti-epithelial cell adhesion molecule antibody fragment tethered to a truncated form of Pseudomonas exotoxin A for the treatment of non-muscle invasive bladder cancer. On July 15, 2022, Sesen Bio made the strategic decision to voluntarily pause further development of Vicineum in the US. The decision was based on a thorough reassessment of Vicineum, which included the incremental development timeline and associated costs for an additional Phase 3 clinical trial, following Sesen Bio’s discussions with the United States Food and Drug Administration. Sesen Bio has turned its primary focus to consummating the pending merger with Carisma Therapeutics, Inc. with the goal of maximizing stockholder value. Additionally, Sesen Bio is seeking a partner for the further development of Vicineum. For more information, please visit the Company’s website at www.sesenbio.com.

Cautionary Note on Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for Sesen Bio, Inc. (Sesen Bio), CARISMA Therapeutics Inc. (Carisma) or the combined company, Sesen Bio’s, Carisma’s or the combined company’s strategy or future operations, and other statements containing the words “anticipate,” “believe,” “contemplate,” “expect,” “intend,” “may,” “plan,” “predict,” “target,” “potential,” “possible,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. For example, statements concerning the proposed transaction, the concurrent financing, the contingent value rights and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed transaction, the expected timing of the consummation of the proposed transaction, the expected ownership percentages of the combined company, Sesen Bio’s and Carisma’s respective businesses, the strategy of the combined company, future operations, advancement of the combined company’s product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, the ability of Sesen Bio to remain listed on the Nasdaq Stock Market, the completion of the concurrent financing, the receipt of any payments under the contingent value rights, and the amount and timing of distributions to be made to Sesen Bio stockholders, if any, in connection with any potential dissolution or liquidation scenario are forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transaction in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Sesen Bio and Carisma to consummate the proposed transaction, including completing the concurrent financing; (iii) risks related to Sesen Bio’s ability to correctly estimate its expected net cash at closing and Sesen Bio’s and Carisma’s ability to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction; (iv) risks related to Sesen Bio’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Sesen Bio stockholders or Carisma stockholders could own less of the combined company than is currently anticipated; (vi) the risk that the conditions to payment under the contingent value rights will not be met and that the contingent value rights may otherwise never deliver any value to Sesen Bio stockholders; (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results; (viii) uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (ix) the effect of uncertainties related to the actions of activist stockholders, which could make it more difficult to obtain the approval of Sesen Bio stockholders with respect to the transaction related proposals and result in Sesen Bio incurring significant fees and other expenses, including for third-party advisors; (x) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, as amended; (xi) the effect of the announcement, pendency or completion of the merger on Sesen Bio’s or Carisma’s business relationships, operating results and business generally; (xii) costs related to the merger; (xiii) the outcome of any legal proceedings instituted against Sesen Bio, Carisma or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xiv) the ability of Sesen Bio or Carisma to protect their respective intellectual property rights; (xv) competitive responses to the proposed transaction and changes in expected or existing competition; (xvi) the success and timing of regulatory submissions and pre-clinical and clinical trials; (xvii) regulatory requirements or developments; (xviii) changes to clinical trial designs and regulatory pathways; (xix) changes in capital resource requirements; (xx) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; (xxi) legislative, regulatory, political and economic developments; and (xxii) other factors discussed in the “Risk Factors” section of Sesen Bio’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed with the Securities Exchange Commission (SEC). In addition, the forward-looking statements included in this press release represent Sesen Bio’s and Carisma’s views as of the date hereof. Sesen Bio and Carisma anticipate that subsequent events and developments will cause the respective company’s views to change. However, while Sesen Bio may elect to update these forward-looking statements at some point in the future, Sesen Bio specifically disclaims any obligation to do so, except as required under applicable law. These forward-looking statements should not be relied upon as representing Sesen Bio’s views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transaction between Carisma and Sesen Bio, Sesen Bio filed with the SEC a registration statement on Form S-4 (as amended, the registration statement) that includes a proxy statement of Sesen Bio and also constitutes a prospectus of Sesen Bio with respect to shares of Sesen Bio common stock to be issued in the proposed transaction (proxy statement/prospectus). The definitive proxy statement/prospectus is first being mailed to Sesen Bio stockholders on or about January 24, 2023. Sesen Bio may also file other relevant documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the definitive proxy statement/prospectus and other documents that are filed or will be filed by Sesen Bio with the SEC free of charge from the SEC’s website at www.sec.gov or from Sesen Bio at the SEC Filings section of www.sesenbio.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

Sesen Bio and Carisma and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Sesen Bio’s directors and executive officers is available in Sesen Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its definitive proxy statement dated April 28, 2022 for its 2022 Annual Meeting of Stockholders and its Current Report on Form 8-K filed with the SEC on August 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their interests in the proposed transaction, by security holdings or otherwise, is included in the definitive proxy statement/prospectus and other relevant materials that are or will be filed with the SEC regarding the proposed transaction. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Sesen Bio or the SEC’s website as indicated above.

Investors:

Erin Clark, Vice President, Corporate Strategy & Investor Relations
ir@sesenbio.com